February 13, 2009


VIA EDGAR & OVERNIGHT MAIL

Mr. Jeffrey A. Foor, Esq.
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Variable Annuity Account Seven ("Registrant")
         AIG SunAmerica Life Assurance Company ("Depositor")
         Polaris II A-Class Platinum Series Variable Annuity
         Post-Effective Amendment No. 13 and Amendment No. 14 on Form N-4 File Nos. 333-137882 and 811-09003

Dear Mr. Foor:

         On behalf of the Registrant and Depositor, submitted herewith for filing pursuant to the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"), is Post Effective Amendment No. 13 and Amendment No. 14 (collectively, the "Amendments") under the 1933 and 1940 Act, respectively, to the Registration Statement on Form N-4 pursuant to Rule 485(a).

         The purpose of filing the Amendments is to offer an additional guarantee minimum withdrawal benefit feature ("MarketLock For Life"), modify the existing optional living benefits ("MarketLock Income Plus" and "MarketLock For Life Plus") and modify the existing death benefit.

         REGISTRANT RESPECTFULLY REQUESTS SELECTIVE REVIEW OF THIS FILING. Registrant bases its request for selective review on the following:

            (i) The Staff recently reviewed a filing by Registrant that contained substantially similar disclosure regarding provisions of the guaranteed minimum withdrawal benefits ("MarketLock Income Plus" and "MarketLock For Life Plus").

            (ii) The relevant disclosure is contained in Post-Effective Amendment No. 12 and Amendment No. 13, filed on December 24, 2008, pursuant to Rule 485(b), File Nos. 333-137882 and 811-09003 ("Previous Filing").

            (iii) There are no material changes between the Amendments and the
                  Previous Filing, other than the addition of a new guaranteed minimum withdrawal benefit, "MarketLock For Life" and modifications to the existing death benefit.

         Under separate cover, we will submit a request for relief pursuant to Rule 485(b)(1)(vii) letter (the "(b)(1)(vii) Letter") requesting that the addition of the MarketLock For Life feature, the modifications to the existing living benefits, and the modifications to the existing death benefit in the Amendments be used as a "template" to make the same modifications to other already existing registration statements ("Other Filings"). The (b)(1)(vii) Letter will commit to incorporate the

Mr. Jeffrey A. Foor
February 13, 2009
File Nos. 333-137882 and 811-09003
Page 2



modifications to the living benefits, as well as any applicable Staff comments thereto, into the Other Filings by means of 485(b) filings.

         We have removed all financial statements and references to Independent Auditors from this filing, and therefore, make this filing without including an Auditor's consent. Registrant commits to file a post-effective amendment that will include the appropriate financial statements and Auditor's consent.

           We request acceleration of the Amendments to become effective on April 30, 2009. We respectfully request comments from the Staff by April 9, 2009. We would then have sufficient time to work with the Staff to address any comments, file a 485(b) amendment reflecting those comments, and obtain relief pursuant to Rule 485(b)(1)(vii).

         Should you have any questions regarding this filing, please do not hesitate to contact me at (310) 772-6259.


Very truly yours,

/s/ Helena Lee

Helena Lee
Counsel